# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HELEN OF TROY LTD, CIK 0000916789
CUSIP: G4388N106
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, Bermuda (D0), HM 11
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000315066

## Reporting persons
- FMR LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 2,585,168; shared voting power 0; sole dispositive power 2,587,360.5; shared dispositive power 0; aggregate amount beneficially owned 2,587,360.5 (11.3% of the class)
- Abigail P. Johnson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 0; sole dispositive power 2,587,360.5; shared dispositive power 0; aggregate amount beneficially owned 2,587,360.5 (11.3% of the class)

## Item 1. Issuer
Name of issuer: HELEN OF TROY LTD
Address of issuer's principal executive offices: CLARENDON HOUSE, 2 CHURCH STREET, HAMILTON, BERMUDA, HM 11.

## Item 2. Person Filing
Name of person filing: FMR LLC
Address of principal business office or, if none, residence: 245 Summer Street, Boston, Massachusetts 02210
Citizenship: Not applicable

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 2,587,360.50
Percent of class: 11.3%
Sole power to vote or to direct the vote: Please see the responses to Items 5 and 6 on the cover page
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 2,587,360.50
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: One or more other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the COMMON STOCK of HELEN OF TROY LTD. No one other person's interest in the COMMON STOCK of HELEN OF TROY LTD is more than five percent of the total outstanding COMMON STOCK.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See attached Exhibit 99

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not applicable.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Please see Exhibit 99 for 13d-1(k) (1) agreement.

This filing represents Amendment 32. Because the original 13G filing predates the accession system, this Amendment 32 is being filed as if it were an initial filing in order to assign it an accession number.

## Signatures
- FMR LLC: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 3, 2023, by and on behalf of FMR LLC and its direct and indirect subsidiaries* (05/09/2025)
- Abigail P. Johnson: Stephanie J. Brown, Duly authorized under Power of Attorney effective as of January 26, 2023, by and on behalf of Abigail P. Johnson** (05/09/2025)
Comment: * This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 10, 2023, accession number: 0000315066-23-000003.

** This power of attorney is incorporated herein by reference to Exhibit 24 to the Schedule 13G filed by FMR LLC on January 31, 2023, accession number: 0000315066-23-000038.